One Team. Infinite Solutions.

Stantec Inc.
2007 FIRST QUARTER REPORT
THREE MONTHS ENDED MARCH 31, 2007, AND 2006

Table of Contents

i	Report to Shareholders
Unaudited Interim Consolidated Financial Statements
F-1	Consolidated Balance Sheets
F-2	Consolidated Statements of Income
F-3	Consolidated Statements of Shareholders’ Equity and Comprehensive Income
F-4	Consolidated Statements of Cash Flows
F-5	Notes to the Unaudited Interim Consolidated Financial Statements

Management’s Discussion and Analysis
M-1	Caution Regarding Forward-Looking Statements
M-2	Vision, Core Business, and Strategy
M-2	Results
M-11	Summary of Quarterly Results
M-13	Liquidity and Capital Resources
M-14	Other
M-15	Outlook
M-15	Critical Accounting Estimates, Developments, and Measures
M-17	Controls and Procedures
M-17	Risk Factors
M-17	Subsequent Acquisition

Stantec, founded in 1954, provides professional design and consulting services in planning, engineering, architecture, surveying, economics, and project management. Continually striving to balance economic, environmental, and social responsibilities, we are recognized as a world-class leader and innovator in the delivery of sustainable solutions. We support public and private sector clients in a diverse range of markets in the infrastructure and facilities sector at every stage, from initial concept and financial feasibility to project completion and beyond.

In simple terms, the world of Stantec is the water we drink, the roadways we travel, the buildings we visit, the industries in which we work, and the neighborhoods we call home.

Our services are offered through over 6,500 employees operating out of more than 100 locations in North America. Stantec trades on the TSX under the symbol STN and on the NYSE under the symbol SXC.

Stantec is One Team providing Infinite Solutions

Report to Shareholders

First Quarter 2007 Financial Highlights

•
Gross revenue for the first quarter of 2007 increased 16.7% to $216.3 million, compared to $185.3 million for the first quarter of 2006. Net revenue increased 17.9% to $192.3 million, compared to $163.1 million for the first quarter of 2006.

•	Net income for the first quarter of 2007 increased 35.1% to $15.4 million, compared to $11.4 million for the first quarter of 2006.
•	Diluted earnings per share for the first quarter of 2007 were 32.0% higher at $0.33, versus $0.25 for the first quarter of 2006.

I am very pleased to report continuing strong performance for our Company for the first quarter of 2007. Net income for the quarter was $15.4 million, and diluted earnings per share were $0.33, representing increases of 35.1% and 32.0%, respectively, compared to the first quarter of 2006.

Contributing to the increase in net income were three factors—decreased amortization of intangible assets, lower net interest expense, and a higher gross margin percentage compared to the same period in 2006—which together positively impacted our bottom line. Our gross margin percentage was higher than anticipated because of the mix and type of projects we completed during the quarter. Over the remainder of the year, we expect both our amortization of intangible assets and our net interest expense to increase as a result of the acquisition of Vollmer Associates LLP early in the second quarter, and we expect our gross margin percentage to be between 55 and 57%.

During the first quarter, we secured a diverse range of new projects, which demonstrates the strength of our business model as well as the continuing evolution of our practice areas. In particular, new project activity in the public sector was strong for our Transportation and Environment groups. For example, we obtained an assignment with the New York State Department of Transportation to design the reconstruction of 10 miles (16 kilometres) of Interstate 87 north of Albany, New York. The four-year project will involve pavement analysis and advanced traffic modeling of this busy six-lane urban interstate, as well as capacity studies of six service interchanges and a system junction with Interstate 90. In Houston, Texas, we were awarded a sole-source contract to complete system operating plans for extensions to the light rail transit system. We were also granted a three-year on-call assignment with the North Carolina Department of Transportation Rail Division to provide general railroad engineering services, highway/railroad crossing evaluations, and railroad planning studies throughout North Carolina and a two-year on-call contract with the Ontario Ministry of Transportation to provide engineering services for bridge projects in Ontario’s central region.

In the environment service sector, we were chosen to conduct a study that will assist the City of Toronto and neighboring municipalities in protecting drinking water drawn from Lake Ontario. Encompassing the 20 water treatment plants that service the Greater Toronto Area, the study will include an issues evaluation, threats inventory, and water quality risk assessment. During the first quarter, we also obtained a two-year contract to provide a variety of environmental assessment services throughout the province of Saskatchewan for SaskPower. Our work will include environmental impact assessments and screenings, field investigations, and the development of environmental codes of practice, among other responsibilities. And we procured an assignment to design an expansion of the Tussahaw Water Treatment Plant in Henry County, Georgia, doubling its treatment capacity from 13 million US gallons (49.2 megalitres) to 26 million US gallons (98.4 megalitres) per day.

Over the past few months, we have also secured significant new assignments with clients in the buildings service sector. For example, we have been selected, in association with another firm, to serve as the architects for the new Peace Country Regional Health Centre to be located in Grande Prairie, Alberta. We planning and schematic design of a 16.2 -hectare (40-acre) greenfield site for a new 300-bed acute care hospital as well as the master planning of the conversion of the existing Queen Elizabeth Hospital into a community ambulatory care center. In addition, we are also providing integrated architecture and mechanical engineering services in designing the new University Centre at the University of British Columbia Okanagan campus in Kelowna, British Columbia. Targeted to achieve Gold certification from the Leadership in Energy and Environmental Design (LEED) Green Building Rating SystemTM, the building will feature the use of geothermal energy, natural ventilation, heat recycling, and other green technologies.

i

Other notable projects include an assignment to provide civil engineering, planning, and mapping services for the development of McAllister Ranch, a new 2,000-acre (809.4 hectare) residential community in Bakersfield, California. When fully built, the community will include more than 6,000 residential lots, 340 acres (138 hectares) of commercial development, 14 miles (22.5 kilometres) of arterial roadways, an 18-hole golf course, lakes, parks, and schools. We have also been chosen as one of six firms to complete various projects across Canada over the next five years for the Department of National Defence. These projects will require integrated services, coordinated by our Manufacturing/Industrial team, from many of our practice areas.

Immediately following the end of the first quarter, we completed the acquisition of Vollmer Associates LLP, a 600-person firm headquartered in New York City that focuses on providing engineering, architecture, planning, landscape architecture, and survey services for the transportation sector. Along with adding 20 offices to our operations in the northeastern United States, the integration of the Vollmer staff will significantly enhance our transportation practice in North America.

In closing, the first quarter of 2007 once again showcased—both through our results and through our project activity—the continuing strength of our business model. With such strength, we are confident that we can continue to execute our focused growth plan.

Tony Franceschini, P.Eng.
President & CEO
May 3, 2007

ii

Consolidated Balance Sheets
(Unaudited)

	March 31	December 31
	2007	2006
(In thousands of Canadian dollars)	$	$

ASSETS (note 4)
Current
Cash and cash equivalents	42,778	28,363
Restricted cash	749	1,545
Accounts receivable, net of allowance for doubtful accounts of
$8,659 in 2007 ($7,379 - 2006)	164,046	168,474
Costs and estimated earnings in excess of billings	47,972	39,924
Income taxes recoverable	3,217	-
Prepaid expenses	5,041	6,591
Future income tax assets	9,295	9,711
Other assets (note 3)	11,452	8,228

Total current assets	284,550	262,836
Property and equipment	66,228	65,009
Goodwill	250,797	251,491
Intangible assets	20,208	22,819
Future income tax assets	10,497	9,984
Other assets (note 3)	20,778	18,338

Total assets	653,058	630,477

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank indebtedness	4,613	-
Accounts payable and accrued liabilities	76,863	107,132
Billings in excess of costs and estimated earnings	31,898	28,721
Income taxes payable	-	3,432
Current portion of long-term debt (note 4)	4,589	4,181
Future income tax liabilities	12,836	12,236

Total current liabilities	130,799	155,702
Long-term debt (note 4)	45,079	12,046
Other liabilities (note 5)	35,236	33,561
Future income tax liabilities	16,370	18,273

Total liabilities	227,484	219,582

Shareholders' equity
Share capital	214,267	212,781
Contributed surplus	5,139	5,458
Deferred stock compensation	(181)	(250)
Retained earnings	233,178	217,750
Accumulated other comprehensive income (note 8)	(26,829)	(24,844)

Total shareholders' equity	425,574	410,895

Total liabilities and shareholders' equity	653,058	630,477
See accompanying notes

STANTEC INC. (UNAUDITED)

Consolidated Statements of Income
(Unaudited)

	For the quarter ended
	March 31
	2007	2006
(In thousands of Canadian dollars, except per share amounts)	$	$

INCOME
Gross revenue	216,311	185,270
Less subconsultant and other direct expenses	23,964	22,132

Net revenue	192,347	163,138
Direct payroll costs	83,007	72,209

Gross margin	109,340	90,929
Administrative and marketing expenses (note 7)	81,675	68,377
Depreciation of property and equipment	4,088	3,471
Amortization of intangible assets	939	1,528
Net interest (income) expense (note 4)	(107)	727
Share of income from associated companies	(69)	(38)
Foreign exchange gains	(178)	(48)
Other income (note 3)	(278)	(129)

Income before income taxes	23,270	17,041

Income taxes
Current	7,467	7,498
Future	375	(1,874)

Total income taxes	7,842	5,624

Net income for the period	15,428	11,417

Weighted average number of shares outstanding - basic	45,481,764	44,946,790

Weighted average number of shares outstanding - diluted	46,125,051	45,917,882

Shares outstanding, end of the period	45,534,408	45,070,346

Earnings per share (note 7)
Basic	0.34	0.25

Diluted	0.33	0.25
See accompanying notes
STANTEC INC. (UNAUDITED)

Consolidated Statements of Shareholders' Equity and Comprehensive Income
(Unaudited)

						Accumulated
	Shares	Share	Contributed	Deferred		Other
	Outstanding	Capital	Surplus	Stock	Retained	Comprehensive
	(note 7)	(note 7)	(note 7)	Compensation	Earnings	Income (AOCI)	Total
(In thousands of Canadian dollars, except
shares outstanding)	#	$	$	$	$	$	$

Balance, December 31, 2006	45,201,785	212,781	5,458	(250)	217,750	(24,844)	410,895

Change in accounting policy (note 1)						481	481

Balance, January 1, 2007, as
adjusted	45,201,785	212,781	5,458	(250)	217,750	(24,363)	411,376

Comprehensive income:

Net income					15,428		15,428
Currency translation adjustments						(2,679)	(2,679)
Unrealized gains on financial assets						215	215
Realized gains transferred to net
income						(2)	(2)
Total comprehensive income					15,428	(2,466)	12,962

Share options exercised for cash	317,062	1,098					1,098
Stock-based compensation expense			359	69			428
Reclassification of fair value of stock
options previously expensed		197	(197)				-
Shares issued on vesting of restricted
shares	15,561	191	(481)				(290)

Balance, March 31, 2007	45,534,408	214,267	5,139	(181)	233,178	(26,829)	425,574

Retained earnings and AOCI	206,349

	Shares	Share	Contributed	Deferred
	Outstanding	Capital	Surplus	Stock	Retained
	(note 7)	(note 7)	(note 7)	Compensation	Earnings	AOCI	Total
	#	$	$	$	$	$	$

Balance, December 31, 2005	44,626,262	210,604	5,522	(833)	158,335	(25,575)	348,053
Comprehensive income:

Net income					11,417		11,417
Currency translation adjustments						1,032	1,032
Total comprehensive income					11,417	1,032	12,449

Share options exercised for cash	437,806	1,249					1,249
Stock-based compensation expense			186	220			406
Reclassification of fair value of stock
options previously expensed		136	(136)				-
Shares issued on vesting of restricted
shares	6,278	81	(499)				(418)

Balance, March 31, 2006	45,070,346	212,070	5,073	(613)	169,752	(24,543)	361,739

Retained earnings and AOCI	145,209
See accompanying notes

STANTEC INC. (UNAUDITED)

Consolidated Statements of Cash Flows
(Unaudited)
	For the quarter ended
	March 31
	2007	2006
(In thousands of Canadian dollars)	$	$

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Cash receipts from clients	210,699	184,163
Cash paid to suppliers	(65,627)	(68,086)
Cash paid to employees	(148,414)	(127,967)
Dividends from equity investments	250	150
Interest received	1,353	1,571
Interest paid	(773)	(2,066)
Income taxes paid	(13,683)	(11,817)
Income taxes recovered	458	90

Cash flows used in operating activities (note 11)	(15,737)	(23,962)

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Business acquisitions, including cash acquired (note 2)	(95)	(2,168)
Restricted cash used for acquisitions	319	2,200
Increase in investments held for self-insured liabilities	(2,576)	(882)
Proceeds on disposition of investments	5	2
Purchase of property and equipment	(6,076)	(5,646)
Proceeds on disposition of property and equipment	17	11

Cash flows used in investing activities	(8,406)	(6,483)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Repayment of long-term debt	(8,522)	(2,255)
Proceeds from long-term borrowings	41,695	9,142
Net change in bank indebtedness financing	4,613	-
Proceeds from issue of share capital	1,098	1,249

Cash flows from financing activities	38,884	8,136

Foreign exchange loss on cash held in foreign currency	(326)	(93)

Net increase (decrease) in cash and cash equivalents	14,415	(22,402)
Cash and cash equivalents, beginning of the period	28,363	28,143

Cash and cash equivalents, end of the period	42,778	5,741
See accompanying notes
STANTEC INC. (UNAUDITED)

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1. General Accounting Policies

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) on a basis consistent with those used in the preparation of the Company's December 31, 2006, annual consolidated financial statements except as described below. Because the disclosures included in these interim consolidated financial statements do not conform in all respects to the requirements of GAAP for annual financial statements, these interim consolidated financial statements should be read in conjunction with the December 31, 2006, annual consolidated financial statements. In management's opinion, these interim consolidated financial statements include all the adjustments necessary to present fairly such interim consolidated financial statements. The consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for interim periods are not necessarily indicative of results on an annual basis due to short-term variations as well as the timing of acquisitions, if any, during interim periods.

Change in accounting policies

Financial instruments, equity, and comprehensive income. Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (CICA) handbook Section 3855, “Financial Instruments—Recognition and Measurement”; Section 1530, “Comprehensive Income”; and Section 3251, “Equity.” These pronouncements further align Canadian GAAP with US GAAP and International Financial Reporting Standards (IFRS) and require the following:

•
Financial assets are classified as either loans or receivables, held to maturity, held for trading, or available for sale. Held-to-maturity classification is restricted to fixed maturity instruments that the Company intends and is able to hold to maturity, and these instruments are accounted for at amortized cost. Held-for-trading instruments are recorded at fair value, with realized and unrealized gains and losses reported in net income. The remaining financial assets are classified as available for sale. These assets are recorded at fair value, with accumulated unrealized gains and losses reported in a new category of the consolidated balance sheets under shareholders’ equity called “Accumulated Other Comprehensive Income” until the financial asset is disposed, at which time the realized gains or losses are recognized in net income. Changes in fair value from reporting period to reporting period are recorded in "Other Comprehensive Income."

•
Financial liabilities are classified as either held for trading or other. Held-for-trading instruments are recorded at fair value, with realized and unrealized gains and losses reported in net income. Other instruments are accounted for at amortized cost, with related gains and losses reported in net income.

•	Derivatives are classified as held for trading unless designated as hedging instruments. All derivatives are recorded at fair value on the consolidated balance sheets (note 6).

As a result of adopting these standards, the Company classified its financial instruments as follows:

•	Cash and cash equivalents and restricted cash are classified as financial assets held for trading.

•	Accounts receivable net of allowance for doubtful accounts are classified as receivables.

•	Investments held for self-insured liabilities are classified as financial assets available for sale.

•	Bank indebtedness, accounts payable and accrued liabilities, and long-term debt are classified as other financial liabilities.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

In accordance with the provisions of these new standards, accumulated other comprehensive income is included on the Company's consolidated balance sheets as a separate component of shareholders’ equity. Accumulated other comprehensive income includes, on a net of tax basis, net unrealized gains and losses on available-for-sale financial assets and unrealized foreign currency translation gains and losses on self-sustaining foreign operations. On January 1, 2007, in accordance with transitional provisions, unrealized foreign currency translation losses on self-sustaining foreign operations were reclassified from the cumulative translation account to accumulated other comprehensive income.

The impact of recording investments held for self-insured liabilities at fair value on January 1, 2007, in accordance with transitional provisions was to increase other assets by approximately $493,000, increase opening accumulated other comprehensive income by approximately $481,000 (after-tax), and increase future income tax liabilities by $12,000. Accumulated other comprehensive income decreased by the $24.8 million balance previously reported in the cumulative translation account. These transition adjustments did not affect net income or basic or diluted earnings per share. Prior period consolidated financial statements have not been restated.

The fair value of a financial instrument on initial recognition is normally the transaction price, which is the value of the consideration given or received. Transaction costs on financial instruments are expensed when incurred. Purchases and sales of financial assets are accounted for at trade dates. Subsequent to initial recognition, the fair values of financial instruments are based on the bid prices in quoted active markets for financial assets and the ask prices for financial liabilities. The fair values of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their carrying amounts because of the short-term maturity of these instruments.

Accounting Changes. Effective January 1, 2007, the Company adopted the new CICA handbook Section 1506, “Accounting Changes.” This section establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates, and the correction of errors. It includes the disclosure, on an interim and annual basis, of a description and the impact on the Company's financial results of any new primary source of GAAP that has been issued but is not yet effective. This new section did not have an effect on the Company's financial position or on the results of its operations.

Recent accounting pronouncements

Financial Instruments—Disclosure and Presentation. In November 2006, the CICA issued the new handbook Section 3862, “Financial Instruments—Disclosures,” and Section 3863, “Financial Instruments—Presentation,” effective for fiscal years beginning on or after October 1, 2007. These pronouncements further aligned Canadian GAAP with US GAAP and IFRS. Early adoption of these recommendations is permitted. Section 3862 requires companies to provide disclosures in their financial statements that enable users to evaluate a) the significance of financial instruments for their financial position and performance and b) the nature and extent of risks arising from financial instruments to which they are exposed during the period and at the balance sheet date and how they manage those risks. Section 3863 establishes standards for the presentation of financial instruments. It addresses the classification of financial instruments between liabilities and equity; the classification of related interest, dividends, and losses and gains; and the circumstances in which financial assets and financial liabilities are offset. These new standards are not expected to have a material effect on the Company’s financial position or on the results of its operations.

Capital Disclosures. In November 2006, the CICA released the new handbook Section 1535, “Capital,” effective for fiscal years beginning on or after October 1, 2007. This section establishes standards for disclosing information about a company’s capital and how it is managed in order that a user of the company’s financial statements may evaluate its objectives, policies, and processes for managing capital. This new standard is not expected to have a material effect on the Company’s financial position or on the results of its operations.

International Financial Reporting Standards. The CICA plans to converge Canadian GAAP for public companies with IFRS over a transition period that is expected to end in 2011. The impact of this transition to IFRS on the Company’s consolidated financial statements has not been determined.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

2. Business Acquisitions

Acquisitions are accounted for under the purchase method of accounting, and the results of operations since the respective dates of acquisition are included in the consolidated statements of income. From time to time, as a result of the timing of acquisitions in relation to the Company's reporting schedule, certain of the purchase price allocations may not be finalized at the initial time of reporting. Purchase price allocations are completed after the vendors' final financial statements and income tax returns have been prepared and accepted by the Company. Such preliminary purchase price allocations are based on management's best estimates of the fair values of the acquired assets and liabilities. Upon finalization, adjustments to the initial estimates may be required, and these adjustments may be material.

The purchase prices of acquisitions are generally subject to price adjustment clauses included in the purchase agreements. Such purchase price adjustments generally result in an increase or reduction to the promissory note consideration recorded at acquisition to reflect either more or less non-cash working capital realized than was originally expected. These purchase price adjustments, therefore, have no net effect on the original purchase price allocations.

In the case of some acquisitions, additional consideration may be payable based on future performance parameters. As at March 31, 2007, there is no contingent consideration that may be payable in 2007 or future years (March 31, 2006 -$9,000). Additional consideration is recorded as additional goodwill in the period in which the contingency is resolved.

Acquisitions in Q1 07

On March 9, 2007, the Company acquired the net assets and business of Nicolson Tamaki Architects Inc. for cash consideration and promissory notes. This acquisition supplements the Company's architecture services in British Columbia, Canada.

During the first quarter of 2007, the Company adjusted the purchase price on the Keen Engineering Co. Ltd., Carinci Burt Rogers Engineering, Inc., Dufresne-Henry, Inc., and ACEx Technologies, Inc. acquisitions pursuant to purchase price adjustment clauses included in the purchase agreements.

During the first quarter of 2007, the purchase price allocations for the Dufresne-Henry, Inc. and ACEx Technologies, Inc. acquisitions were finalized.

Acquisitions in Q1 06

On March 6, 2006, the Company acquired the shares and business of Carinci Burt Rogers Engineering, Inc. for cash consideration and promissory notes. This acquisition supplemented the Company’s buildings engineering capabilities and presence in the Greater Toronto Area.

During the first quarter of 2006, the Company adjusted the purchase price on the Dunlop Architects Inc. (2004), CPV Group Architects & Engineers Ltd. (2005), and Keen Engineering Co. Ltd. (2005) acquisitions pursuant to price adjustment clauses included in the purchase agreements.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

Aggregate consideration paid

Details of the aggregate consideration given and of the fair values of net assets acquired or adjusted for in the first quarter of each year are as follows:

	2007	2006
(In thousands of Canadian dollars)	$	$

Cash consideration	95	2,200
Promissory notes	198	3,273

Purchase price	293	5,473

Assets and liabilities acquired at fair values
Cash acquired	-	32
Non-cash working capital	(195)	3,794
Property and equipment	(36)	36
Investments	3	-
Goodwill	1,094	1,626
Intangible assets
Client relationships	(1,012)	265
Contract backlog	(334)	113
Other	(152)	-
Long-term debt	-	(44)
Future income tax liabilities	925	(349)

Net assets acquired	293	5,473

Goodwill of $169,000 is deductible for income tax purposes.

At the time of acquisition, management estimates the exit costs of consolidating or closing offices occupied by the acquired entity. These costs are accrued in other long-term liabilities as part of the purchase price allocation (note 5).

3	.	Other Assets

	March 31	December 31
	2007	2006
(In thousands of Canadian dollars)	$	$

Investments held for self-insured liabilities	26,270	22,720
Investments in associated companies	1,167	1,347
Investments - other	796	823
Other	3,997	1,676
	32,230	26,566
Less current portion of investments held for self-insured liabilities	11,452	8,228
	20,778	18,338

Investments held for self-insured liabilities consist of government and corporate bonds and equity securities. These investments are classified as available for sale and are stated at fair value. The bonds bear interest at rates ranging from 3.39 to 7.00% per annum. Interest, dividends, and realized gains and losses on these investments are recorded in other income. The term to maturity of the bond portfolio ranges from within one to nine years.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

4	.	Long-Term Debt

	March 31	December 31
	2007	2006
(In thousands of Canadian dollars)	$	$

Non-interest-bearing note payable	137	134
Other notes payable	7,965	7,935
Bank loan	41,566	8,158
	49,668	16,227
Less current portion	4,589	4,181
	45,079	12,046

The Company has a revolving credit facility in the amount of $160 million that expires on August 31, 2009. This facility is available for acquisitions, working capital needs, capital expenditures, and general corporate purposes. Depending on the form under which the credit facility is accessed, rates of interest will vary between Canadian prime, US base rate, or LIBOR rate or bankers acceptance rates plus 65 or 85 basis points. As at March 31, 2007, $41,566,000 (March 31, 2006 - $44,968,000) of the bank loan was payable in US funds (US$36,000,000) (March 31, 2006 - US$38,500,000). Loans may be repaid under the credit facility from time to time at the option of the Company. The average interest rate applicable at March 31, 2007, was 5.98% (March 31, 2006 - 4.94%). The credit facility agreement contains restrictive covenants, including, but not limited to, debt to earnings ratio and earnings to debt service ratio. The Company was in compliance with all the covenants under this agreement as at and throughout the quarter ended March 31, 2007. All the assets of the Company are held as collateral under a general security agreement for the bank loan.

The interest incurred on long-term debt in Q1 07 was $133,000 (Q1 06 - $1,002,000).

5	.	Other Liabilities

	March 31	December 31
	2007	2006
		$$

Provision for self-insured liabilities	16,501	16,041
Deferred gain on sale leaseback	6,078	6,187
Lease inducement benefits	10,050	10,499
Liabilities on lease exit activities	2,799	2,833
Other	4,394	2,333

	39,822	37,893
Less current portion included in accrued liabilities	4,586	4,332

	35,236	33,561

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

Provision for self-insured liabilities
	March 31	December 31
	2007	2006
(In thousands of Canadian dollars)	$	$

Provision, beginning of the period	16,041	11,346
Current year provision	1,584	6,329
Payment for claims settlement	(995)	(2,087)
Impact of foreign exchange	(129)	453

Provision, end of the period	16,501	16,041

Liabilities on lease exit activities
	March 31	December 31
	2007	2006
(In thousands of Canadian dollars)	$	$

Liability, beginning of the period	2,833	2,251
Current year provision:
Established for existing operations	439	96
Resulting from acquisitions	-	2,146
Payment or reductions:
Impacting administrative and marketing expenses	(469)	(1,649)
Impact of foreign exchange	(4)	(11)

Liability, end of the period	2,799	2,833

6	.	Financial Instruments—Forward Contracts

As at March 31, 2007, the Company had entered into foreign currency forward contract arrangements that provided for the sale of US$8.0 million at rates ranging from 1.1561 to 1.1725 per US dollar maturing over the next three months. These derivative financial instruments were entered into to mitigate foreign currency fluctuation risk on net operating assets denominated in US dollars. The fair value of these contracts using market rates as at March 31, 2007, is $104,000. During the period, unrealized gains of $104,000 relating to derivative financial instruments were recorded in net income as foreign exchange gains. No forward contracts were outstanding at March 31, 2006.

 7.   Share Capital

During Q1 07 and Q1 06, the Company did not repurchase any common shares for cancellation pursuant to the normal course issuer bid.

During Q1 07, the Company recognized a stock-based compensation expense of $917,000 (Q1 06 - $631,000) in administrative and marketing expenses. Of the amount expensed, $359,000 related to the fair value of options granted (Q1 06 - $186,000); $489,000 related to deferred share unit compensation (Q1 06 - $225,000); and $69,000 (Q1 06 -$220,000) related to the restricted shares issued on The Keith Companies, Inc. acquisition. The fair value of options granted was reflected through contributed surplus; the deferred share unit compensation was reflected through accrued liabilities; and the restricted shares were reflected through deferred stock compensation. Upon the exercise of share options for which a stock-based compensation expense has been recognized, the cash paid together with the related portion of contributed surplus is credited to share capital. Upon the vesting of restricted shares for which a stock-based compensation expense has been recognized, the related portion of contributed surplus is credited to share capital.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

On May 4, 2006, the shareholders of the Company approved the subdivision of its issued common shares on a two-for-one basis, effective for registered common shares at the close of business on May 19, 2006. All references to common shares, per share amounts, and stock-based compensation plans in these consolidated financial statements have been restated to reflect the stock split on a retroactive basis.

Share options	For the Quarter Ended March 31

	2007		2006
		Weighted		Weighted
	Share	Average Exercise	Share	Average Exercise
	Options	Price	Options	Price

	#	$	#	$
Share options, beginning of the period	1,702,784	11.92	1,876,528	6.94
Exercised	(317,062)	3.46	(437,806)	2.85
Forfeited	(8,664)	17.91	-	-
Share options, end of the period	1,377,058	13.83	1,438,722	8.19

At March 31, 2007, 765,056 (March 31, 2006 - 1,008,052) share options were exercisable at a weighted average price of $10.09 (March 31, 2006 - $6.55) .

8	.	Accumulated Other Comprehensive Income

		Unrealized
	Cumulative	Gains on	Realized Gains
	Translation	Financial	Transferred to
	Adjustments	Assets	Net Income	Total
(In thousands of Canadian dollars)	$	$	$	$

Balance, December 31, 2006	(24,844)	-	-	(24,844)
Change in accounting policy (note 1)	-	481	-	481

Current period activity	(2,679)	221	(2)	(2,460)
Income tax effect	-	(6)	-	(6)

Balance, March 31, 2007	(27,523)	696	(2)	(26,829)

9	.	Segmented Information

The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and internationally. The Company considers the basis on which it is organized, including geographic areas and service offerings, in identifying its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available that is evaluated regularly by the chief operating decision maker in allocating resources and assessing performance. The chief operating decision makers are the Chief Executive Officer and the Chief Operating Officer of the Company, and the Company's operating segments are based on its regional geographic areas.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

The Company has three operating segments that are aggregated in one reportable segment as Consulting Services, which provides services throughout North America and internationally.

Geographic information	Property and Equipment,
	Goodwill, Intangible Assets

	March 31, 2007	December 31, 2006
(In thousands of Canadian dollars)	$	$

Canada	108,204	106,497
United States	228,596	232,387
International	433	435
	337,233	339,319

Geographic information	Gross Revenue

	For the quarter ended
	March 31
	2007	2006
(In thousands of Canadian dollars)	$	$

Canada	120,853	105,363
United States	93,261	79,129
International	2,197	778
	216,311	185,270
Gross revenue is attributed to countries based on the location of the work performed.

Practice area information	Gross Revenue

	For the quarter ended
	March 31
	2007	2006
(In thousands of Canadian dollars)	$	$

Consulting Services
Buildings	49,016	45,269
Environment	43,121	31,398
Industrial & Project Management	29,099	19,583
Transportation	27,845	23,586
Urban Land	67,230	65,434
	216,311	185,270

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

10. Employee Future Benefits

The Company contributes to group retirement savings plans and an employee share purchase plan based on the amount of employee contributions made subject to maximum limits per employee. The Company accounts for such defined contributions as an expense in the period in which the contributions are made. The expense recorded in Q1 07 was $3,633,000 (Q1 06 - $3,313,000).

11. Cash Flows From Operating Activities
Cash flows from operating activities determined by the indirect method are as follows:

	For the quarter ended
	March 31
	2007	2006
(In thousands of Canadian dollars)	$	$

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income for the period	15,428	11,417
Add (deduct) items not affecting cash:
Depreciation of property and equipment	4,088	3,471
Amortization of intangible assets	939	1,528
Future income tax	375	(1,874)
(Gain) loss on dispositions of investments and property and equipment	(233)	323
Stock-based compensation expense	917	631
Provision for self-insured liability	1,584	2,247
Other non-cash items	(402)	(1,177)
Share of income from equity investments	(69)	(38)
Dividends from equity investments	250	150
	22,877	16,678

Change in non-cash working capital accounts:
Accounts receivable	2,237	(20,988)
Costs and estimated earnings in excess of billings	(8,686)	18,775
Prepaid expenses	1,546	867
Accounts payable and accrued liabilities	(31,153)	(36,470)
Billings in excess of costs and estimated earnings	3,208	1,819
Income taxes payable/recoverable	(5,766)	(4,643)

	(38,614)	(40,640)

Cash flows used in operating activities	(15,737)	(23,962)

12. Subsequent Events

On April 2, 2007, the Company acquired the business of Vollmer Associates LLP for cash consideration of US$31.0 million and promissory notes of US$10.0 million. This acquisition complements the Company's New York operations and strengthens its services in planning, transportation, architecture, and landscape architecture.

13. Comparative Figures

Certain comparative figures have been reclassified to conform to the presentation adopted for the current year.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL
STATEMENTS STANTEC INC. (UNAUDITED)

MANAGEMENT’S DISCUSSION AND ANALYSIS

April 27, 2007
This Management’s Discussion and Analysis of Stantec Inc.’s operations and cash flows for the quarter ended March 31, 2007, should be read in conjunction with our Company’s unaudited interim consolidated financial statements and related notes for the quarter ended March 31, 2007, the Management’s Discussion and Analysis and audited consolidated financial statements and related notes included in our 2006 Annual Report, and the Report to Shareholders contained in our 2007 First Quarter Report. Unless otherwise indicated, all amounts shown below are in Canadian dollars. We continue to use the same accounting policies and methods as those used in 2006 except for the adoption of the Canadian Institute of Chartered Accountants (CICA) handbook Section 3855, “Financial Instruments—Recognition and Measurement”; Section 1530, “Comprehensive Income”; and Section 3251, “Equity.” A description of these new standards and their impact on our financial position or results of operations is detailed in note 1 of our unaudited interim consolidated financial statements for the quarter ended March 31, 2007, and in the Critical Accounting Estimates, Developments, and Measures section below. Additional information regarding our Company, including our Annual Information Form, is available on SEDAR at www.sedar.com. Such additional information is not incorporated by reference herein and should not be deemed to be made part of this Management’s Discussion and Analysis.

During the second quarter of 2006, our shareholders approved the subdivision of our common shares on a two-for-one basis. All references to common shares, per share amounts, and stock-based compensation plans in this Management’s Discussion and Analysis have been restated to reflect the stock split on a retroactive basis.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
Our public communications often include written or verbal forward-looking statements. Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions or courses of action and include future-oriented financial information.

Statements of this type are contained in this report, including the discussion of our goal in the Visions, Core Business, and Strategy section and of our annual targets and expectations for our practice areas in the Results and Outlook sections, and may be contained in filings with security regulators or in other communications. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives for 2007 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or the results of or outlook for our operations or for the Canadian or US economies.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions and other forward-looking statements will not prove to be accurate. We caution readers of this report to not place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

Future outcomes relating to forward-looking statements may be influenced by many factors, including, but not limited to, global capital market activities; fluctuations in interest rates or currency values; our ability to execute our strategic plans or to complete or integrate acquisitions; critical accounting estimates; the effects of war or terrorist activities; the effects of disease or illness on local, national, or international economies; the effects of disruptions to public infrastructure such as transportation or communications; disruptions in power or water supply; industry or worldwide economic or political conditions; regulatory or statutory developments; the effects of competition in the geographic or business areas in which we operate; the actions of management; or technological changes.

We caution that the foregoing list is not exhaustive of all possible factors and that other factors could adversely affect our results. The Risk Factors section in our 2006 Annual Report provides additional information concerning key factors that could cause actual results to differ materially from those projected in our forward-looking statements. Investors and the public should carefully consider these factors, other uncertainties, and potential events as well as the inherent uncertainty of forward-looking statements when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained herein represent our expectations as of April 27, 2007, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time.

VISION, CORE BUSINESS, AND STRATEGY
Our Company provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying and geomatics, environmental sciences, project management, and project economics for infrastructure and facilities projects. Through multidiscipline service delivery, we support clients throughout the project life cycle—from the initial conceptual planning to project completion and beyond. Our goal is to become a top 10 global design and consulting services firm with $1 billion in annual revenue in 2008 while providing professional services that have a positive, sustainable impact on our world. Our vision, core business, and strategy and the key performance drivers and capabilities required to meet our goals have not changed in Q1 07 from the description included in our 2006 Annual Report.

RESULTS
Overall Performance

Highlights for Q1 07

By executing our business strategy, we generated strong results for the quarter ended March 31, 2007. Our gross revenue, net income, and earnings per share increased in Q1 07 compared to Q1 06 as follows:

(In millions of Canadian dollars, except per share amounts)	Q1 07	Q1 06	$ Change	% Change

Gross revenue	216.3	185.3	31.0	16.7%
Net revenue	192.3	163.1	29.2	17.9%
Net income	15.4	11.4	4.0	35.1%
Earnings per share - basic	0.34	0.25	0.09	36.0%
Earnings per share - diluted	0.33	0.25	0.08	32.0%
Cash flows used in operating activities	(15.7)	(24.0)	8.3	n/a
Cash flows used in investing activities	(8.4)	(6.5)	(1.9)	n/a
Cash flows from financing activities	38.9	8.1	30.8	n/a

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

In our 2006 annual Management’s Discussion and Analysis, we established various ranges of expected performance for fiscal 2007. Below is an indication of our progress toward our annual targets:

Measure	2007 Expected Range	Actual to Q1 07	Performance

Debt to equity ratio (note 1)	At or below 0.5 to 1	0.03	✓
Return on equity (note 2)	At or above 14%	16.5%	✓
Net income as % of net revenue	At or above 6%	8.0%	✓
Gross margin as % of net revenue	Between 55 and 57%	56.8%	✓
Administrative and marketing expenses as % of net revenue	Between 40 and 42%	42.5%	Í
Effective income tax rate	Between 32 and 34%	33.7%	✓
note 1: Debt to equity ratio is calculated as long-term debt plus current portion of long-term debt plus bank indebtedness less cash, all divided by shareholders’ equity.
note 2: Return on equity is calculated as net income for the last four quarters divided by average shareholders’ equity over each of the last four quarters.
✓ Meeting target
Í Not meeting target (see page M-9)

The following highlights the key activities and initiatives that occurred in the first quarter ended March 31, 2007, and subsequent to the quarter-end in the areas of operations, board governance, compliance, and acquisitions:

•
Net income increased 35.1% to $15.4 million, and diluted earnings per share increased 32.0% to $0.33 compared to the first quarter of 2006. The increase in net income was mainly due to our amortization of intangible assets and net interest expense being lower than in the same period in 2006 as further explained in the Results of Operations section below. As well, our gross margin was higher than anticipated due to the mix and type of projects completed during the quarter.

•
On February 21, 2007, Ivor Ruste joined the Company’s board of directors. Mr. Ruste is currently the vice president of finance for EnCana Corporation headquartered in Calgary. From 1998 to 2006, he was the managing partner of the Edmonton office of KPMG LLP, and just prior to joining EnCana in May 2006, he served as the Alberta regional managing partner and vice chair of the KPMG Canadian board of directors.

•
On March 15, 2007, we announced that Mark Jackson had been appointed to the new role of senior vice president and chief operating officer (COO). The COO role was created to oversee the day-to-day management of our operations and practice responsibilities previously held by our chief executive officer (CEO). In our growing organization, this change will allow our CEO to focus more time on acquisitions, investor relations, strategic planning, and overall Company leadership in executing our plan to be a top 10 global design firm. Mark, who previously was the practice area unit leader for our Environment practice area, graduated from the University of Waterloo in 1975 with a bachelor of applied science in civil engineering. He joined Stantec in 1997 with the acquisition of Kitchener, Ontario-based Paragon Engineering.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

•
On March 30, 2007, in accordance with Section 404 of the Sarbanes-Oxley Act, the Company filed its first-year certification relating to internal control over financial reporting. Our CEO and our chief financial officer concluded that, as at December 31, 2006, the Company’s internal control over financial reporting was effective and that there were no material weaknesses.

•
Subsequent to the quarter-end, on April 2, 2007, we acquired the business of Vollmer Associates LLP for cash consideration of US$31.0 million and promissory notes of US$10.0 million. This acquisition complements our US East operations, nearly doubling our footprint by adding approximately 600 staff; establishes a major presence in New York City; and strengthens our services in the transportation sector.

Our financial condition continues to remain strong as shareholders’ equity increased by $14.7 million in Q1 07 due mainly to net income of $15.4 million and $1.1 million from share options exercised for cash, offset by a $2.0 million change in our accumulated other comprehensive income. Our accumulated other comprehensive income represents an unrealized foreign exchange loss on our investment in our self-sustaining US subsidiaries when translated into Canadian dollars and unrealized gains and losses on our investment held for self-insured liabilities. For a further description of accumulated other comprehensive income, refer to the Critical Accounting Estimates, Developments, and Measures section below.

Our total liabilities increased by $7.9 million from December 31, 2006. We borrowed US$34 million (C$39.3 million) on our revolving credit facility on March 28, 2007, to enable the purchase of Vollmer Associates LLP and its acquired debt. The cash was paid to the vendors on the completion of the transaction on April 2, 2007. The increase in long-term debt was partially offset by a decrease in accounts payable and accrued liabilities of $30.3 million due primarily to the timing of payments for annual employee bonuses.

Our total assets increased by $22.6 million. Cash and cash equivalents made up $14.4 million of this increase, which resulted from the timing of the borrowing noted above.

Results of Operations

Our Company operates in one reportable segment—Consulting Services. We provide knowledge-based solutions for infrastructure and facilities projects through value-added professional services principally under fee-for-service agreements with clients.

The following table summarizes our key operating results on a percentage of net revenue basis and the percentage increase in the dollar amount of these results in Q1 07 compared to the same period last year:

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

	Quarter ended March 31
	% of Net Revenue		% Increase*
	2007	2006	2007 vs. 2006

Gross revenue	112.5%	113.6%	16.7%
Net revenue	100.0%	100.0%	17.9%
Direct payroll costs	43.2%	44.3%	15.0%
Gross margin	56.8%	55.7%	20.2%
Administrative and marketing expenses	42.5%	41.9%	19.4%
Depreciation of property and equipment	2.1%	2.1%	17.1%
Amortization of intangible assets	0.4%	0.9%	(40.0%)
Net interest (income) expense	(0.1%)	0.5%	n/m
Share of income from associated companies	0.0%	0.0%	n/m
Foreign exchange gains	(0.1%)	0.0%	n/m
Other income	(0.1%)	(0.1%)	200.0%
Income before income taxes	12.1%	10.4%	37.1%
Income taxes	4.1%	3.4%	39.3%
Net income for the period	8.0%	7.0%	35.1%
* % Increase calculated based on the dollar change from the comparable period.
n/m = not meaningful

The following discussion outlines certain factors affecting the results of our operations for the first quarter of 2007 and should be read in conjunction with our unaudited consolidated financial statements for that quarter.

Gross and Net Revenue

In the course of providing professional services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. The revenue associated with these direct costs is included in our gross revenue. Since such direct costs and their associated revenue can vary significantly from contract to contract, changes in our gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue, which is gross revenue less subconsultant and other direct expenses, and analyze our results in relation to net revenue rather than gross revenue.

The following table summarizes the impact of acquisitions, internal growth, and foreign exchange on our gross and net revenue for the first quarter of 2007 compared to the same period in 2006.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

Gross Revenue	First Quarter
(In millions of Canadian dollars)	2007 vs. 2006

Increase due to:
Acquisition growth	12.9
Net internal growth	16.8
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	1.3

Total increase in gross revenue	31.0

Net Revenue	First Quarter
(In millions of Canadian dollars)	2007 vs. 2006

Increase due to:
Acquisition growth	11.3
Net internal growth	16.7
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	1.2

Total increase in net revenue	29.2

The net increase in gross revenue was $31.0 million for Q1 07 over Q1 06 due to growth of $12.9 million from acquisitions, internal growth of $16.8 million, and a positive impact of foreign exchange rates on revenue earned by foreign subsidiaries of $1.3 million. The increase in acquisition gross and net revenue in the quarter-over-quarter comparison was due to the revenue earned in Q1 07 attributed to the Carinci Burt Rogers Engineering, Inc., Dufresne-Henry, Inc., and ACEx Technologies, Inc. acquisitions, which were completed in the first half of 2006.

The following table summarizes the strong growth in gross revenue by practice area in the first quarter of 2007 compared to the same period in 2006:

Practice Area Gross Revenue	Quarter ended March 31
(In millions of Canadian dollars)	2007	2006	Change

Buildings	49.0	45.3	3.7
Environment	43.1	31.4	11.7
Industrial & Project Management	29.1	19.6	9.5
Transportation	27.9	23.6	4.3
Urban Land	67.2	65.4	1.8
Total	216.3	185.3	31.0

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

As indicated above, our gross revenue was impacted by acquisitions, net internal growth, and the effect of foreign exchange rates on revenue earned by our foreign subsidiaries. The impact of these factors on gross revenue earned by practice area is summarized below:

Practice Area Gross Revenue	Quarter ended March 31 2007 vs. 2006
(In millions of Canadian dollars)	Total Change	Change Due to Acquisitions	Change Due to Internal Growth	Change Due to Foreign Exchange

Buildings	3.7	2.4	1.2	0.1
Environment	11.7	4.8	6.6	0.3
Industrial & Project Management	9.5	0.4	9.0	0.1
Transportation	4.3	4.0	0.2	0.1
Urban Land	1.8	1.3	(0.2)	0.7
Total	31.0	12.9	16.8	1.3

The following lists the acquisitions completed in 2006 that impacted specific practice areas:

•	Buildings: Dufresne-Henry, Inc. (April 2006) and Carinci Burt Rogers Engineering, Inc. (March 2006)
•	Environment: Dufresne-Henry, Inc. (April 2006)
•	Industrial & Project Management: Dufresne-Henry, Inc. (April 2006)
•	Transportation: ACEx Technologies, Inc. (May 2006) and Dufresne-Henry, Inc. (April 2006)
•	Urban Land: Dufresne-Henry, Inc. (April 2006)

All of our practice areas generate a portion of their gross revenue in the United States. The value of the Canadian dollar averaged US$0.85 in Q1 07 compared to US$0.87 in Q1 06, representing a depreciation of 2.3%. This weakening of the Canadian dollar had a positive effect on reported revenue in Q1 07 compared to Q1 06.

Buildings. Gross revenue for the Buildings practice area grew by 8.2% in Q1 07 compared to Q1 06. Of the $3.7 million increase in gross revenue, $1.9 million and $0.5 million were due to revenue earned from the acquisition of Carinci Burt Rogers Engineering, Inc. and Dufresne-Henry, Inc., respectively. In addition, internal growth accounted for $1.2 million of the change in gross revenue from Q1 06 to Q1 07, and foreign exchange positively affected the change in gross revenue by $0.1 million. The Buildings practice area continues to secure larger projects and to experience higher project volumes. In particular, activity in western Canada is especially strong in both the public and private sectors. For example, in Q1 07 the Buildings practice area secured a contract to provide architecture, planning, landscape architecture, and structural, mechanical, electrical, civil, and transportation engineering services for the development of a 16.2-hectare (40-acre) greenfield site for a new 300-bed acute care hospital in Grand Prairie, Alberta. To assist in meeting increased demand for staff, the practice area continues to make use of work-sharing initiatives across the Company in 2007. During Q1 07, we also received various awards, including the Autodesk Revit Building Information Modeling (BIM) Experience Award for the use of the Revit platform for architectural and buildings engineering. We are taking a leading position in adopting BIM because we believe that it is the technology of the future for delivering the type of well-integrated solutions that our clients are demanding.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

Environment. Gross revenue for the Environment practice area increased by 37.3% in Q1 07 compared to Q1 06. Of the $11.7 million increase in gross revenue, $4.8 million was due to revenue earned from the Dufresne-Henry, Inc. acquisition, $6.6 million was due to internal growth, and $0.3 million was due to foreign exchange. The Environment practice area remains strong due to larger projects and the strong economy in western Canada. We believe that opportunities for this practice area will remain positive due to interest in Canada and the United States in funding water quality and wastewater initiatives, the need to rehabilitate or replace aging infrastructure, continuing population growth in certain US regions, and heightening regulatory activities regarding clean water.

Industrial & Project Management. Gross revenue for the Industrial & Project Management practice area grew by 48.5% in Q1 07 compared to Q1 06. Of the $9.5 million increase in gross revenue, $0.4 million was due to revenue earned from the Dufresne-Henry, Inc. acquisition, $9.0 million was due to internal growth, and $0.1 million was due to foreign exchange. The strong internal growth was primarily due to projects secured as a result of the strong economy in western Canada. During the quarter, the Industrial & Project Management practice area continued to provide services for the development of facilities and infrastructure in support of major projects in British Columbia and Alberta. The strong need for power transmission facilities in North America also resulted in Stantec being awarded projects in this sector in Q1 07. In addition, during the quarter, this practice area led efforts that resulted in the Company’s selection as one of six firms to complete various projects for the Department of National Defence across Canada over the next five years. The practice area continues to position itself to capture more of the support facilities and infrastructure segment of the energy and resources sector, projects in the power transmission and distribution sector, and opportunities that may arise from an expected increase in construction activity related to the focus on renewable energy (i.e., ethanol, biomass, wind, and solar energy) initiatives in North America.

Transportation. Gross revenue for the Transportation practice area increased by 18.2% in Q1 07 compared to Q1 06. Of the $4.3 million increase in gross revenue, $3.3 million and $0.7 million were due to revenue earned from the Dufresne-Henry, Inc. and ACEx Technologies Inc. acquisitions, respectively. In addition, internal growth accounted for $0.2 million of the change in gross revenue from Q1 06 to Q1 07, and foreign exchange positively affected the increase in gross revenue by $0.1 million. The implementation of the six-year, US$286.4 billion Safe, Accountable, Flexible, Efficient Transportation Equity Act: A Legacy for Users signed on August 10, 2005, has increased the funds available for transportation projects, which continues to translate into contracts for our Company. During the quarter, the Transportation practice area secured an assignment to provide system integration analysis and planning services for several light rail transit projects in the southern United States. With the purchase of Vollmer Associates LLP, we expect our presence in the transportation market in the US East to increase. The outlook for our transportation practice in Canada remains optimistic due to the extension of gas tax funding and additional infrastructure programs included in the 2007 federal budget.

Urban Land. Gross revenue for the Urban Land practice area grew by 2.8% in Q1 07 compared to Q1 06. Of the $1.8 million increase in gross revenue, $1.3 million was due to revenue earned from the Dufresne-Henry, Inc. acquisition, and $0.7 million was due to foreign exchange. Revenue earned from non-acquisition activities decreased quarter over quarter by $0.2 million. We offer urban land services primarily in three core regions—Alberta, Ontario, and California—which account for approximately 75% of our business. In addition, we have a more modest urban land presence in Arizona, Nevada, Utah, Colorado, North Carolina, and Florida and a small presence in other Canadian and eastern US markets. In spite of a general decline in housing starts in various parts of the United States, housing starts in our primary markets in Canada are less impacted. Due to our strong position in the three core regions mentioned above, we anticipate that our overall performance in the Urban Land practice area will continue to be stable in 2007.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

Gross Margin

For a definition of gross margin, refer to the Definition of Non-GAAP Measures included in our 2006 Annual Report. Our gross margin as a percentage of net revenue was 56.8% in Q1 07 compared to 55.7% in Q1 06. The Q1 07 gross margin fell within the anticipated range of 55 to 57% set out in our 2006 Annual Report. Factors that contributed to our improved gross margin in Q1 07 compared to Q1 06 include the following:

•	Improved markets for our services with corresponding increases in fee rates.
•
Improved project management through enhanced staff training and support systems. This improvement has been achieved through the expansion of our on-line Learning Resource Center during 2006 with updated content and in-house programs and training in project and financial management.

•
Fluctuations in the margin reported from quarter to quarter depending on the mix of projects in progress during any quarter. These fluctuations reflect the nature of our business model, which is based on diversifying our operations across geographic regions, practice areas, and all phases of the infrastructure and facilities project life cycle.

The following table summarizes our gross margin percentages by practice area for Q1 07 and Q1 06:

	Quarter ended March 31
Practice Area Gross Margin	2007	2006

Buildings	57.8%	55.0%
Environment	58.3%	57.8%
Industrial & Project Management	50.8%	50.9%
Transportation	55.4%	56.1%
Urban Land	58.2%	56.5%

Our gross margin percentages increased in all practice areas except Industrial & Project Management and Transportation in Q1 07 compared to Q1 06. These changes are attributable to the same factors mentioned above.

Administrative and Marketing Expenses

Our administrative and marketing expenses as a percentage of net revenue were 42.5% for Q1 07 compared to 41.9% for Q1 06 and were slightly over our expected range of 40 to 42% for fiscal 2007. We still anticipate that these expenses will be within this expected range by year-end. Administrative and marketing expenses may fluctuate from quarter to quarter as a result of the amount of staff time charged to marketing and administrative labor, which is influenced by the mix of projects in progress and being pursued during the period.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

Amortization of Intangible Assets

The timing of completed acquisitions, the size of acquisitions, and the type of intangible assets acquired impact the amount of amortization of intangible assets in a period. Client relationships and other intangible assets are amortized over estimated useful lives ranging from 10 to 15 years, whereas contract backlog is amortized over an estimated useful life of generally less than one and a half years. As a result, the impact of the amortization of contract backlog can be significant in the two to six quarters following an acquisition. The table below summarizes the amortization of identifiable intangible assets for the first quarter of 2007 and 2006:

	Quarter ended March 31
(In thousands of Canadian dollars)	2007	2006

Amortization of client relationships	528	585
Amortization of backlog	390	890
Other	21	53

Total amortization of intangible assets	939	1,528

The decrease of $589,000 in Q1 07 from the same quarter last year was mainly due to the $359,000 in backlog amortized in Q1 06 relating to the Keen Engineering Co. Ltd. (Keen) and CPV Group Architects & Engineers Ltd. (CPV) acquisitions. The Keen and CPV backlog balances were fully amortized at the end of 2006 and, therefore, did not carry into Q1 07. As well, the decrease in Q1 07 related to a downward adjustment in amortization of $264,000 relating to the Dufresne-Henry, Inc. and ACEx Technologies, Inc. acquisitions. This adjustment was made on the finalization of the purchase price allocation for these acquisitions during the quarter.

Based on the unamortized intangible asset balance remaining at the end of Q1 07, we expect the amortization expense for intangible assets to be in the range of $2.5 to $3.0 million by year-end. This range may be impacted by any new acquisitions completed after Q1 07.

Net Interest (Income) Expense

We recognized net interest income of $107,000 in Q1 07 compared to net interest expense of $727,000 in Q1 06 because our long-term debt position during the first quarter of 2006 was higher on average than in the same period in 2007.

Depending on the form under which our credit facility is accessed and certain financial covenant calculations, rates of interest may vary between Canadian prime, US base rate, or LIBOR or bankers acceptance rates plus 65 or 85 basis points. Our average interest rate increased to 5.98% at March 31, 2007, compared to 4.94% at March 31, 2006. We estimate that, based on our balance at March 31, 2007, a 1% change in interest rates would impact our annual earnings per share by less than $0.01.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

Foreign Exchange Gains (Losses)

During Q1 07, we recorded a foreign exchange gain of $178,000 compared to a $48,000 gain in Q1 06. These foreign exchange gains have arisen on the translation of the foreign-denominated assets and liabilities held in our Canadian companies and in our non-US-based foreign subsidiaries. We minimize our exposure to foreign exchange fluctuations by matching US-dollar assets with US-dollar liabilities and, when appropriate, by entering into forward contracts to buy or sell US dollars in exchange for Canadian dollars. In 2006 we began repaying our US-dollar debt using cash generated from operations, which created the need to enter into forward contracts in the last quarter of 2006 and in Q1 07. As at March 31, 2007, we had entered into foreign currency forward contracts that provided for the sale of US$8.0 million at rates ranging from 1.1561 to 1.1725 per US dollar maturing over the next three months.

Income Taxes

Our effective income tax rate increased to 33.7% for Q1 07 compared to 32.7% for the year ended December 31, 2006. Our estimated income tax rate is adjusted quarterly, based on changes in statutory rates in the jurisdictions in which we operate as well as on our estimated earnings in each of these jurisdictions. For 2007 we are expecting an increase in the portion of income that we earn in higher tax jurisdictions, resulting in an increase of our effective income tax rates from 2006.

SUMMARY OF QUARTERLY RESULTS
The following table sets forth selected data derived from our consolidated financial statements for each of the eight most recently completed quarters. This information should be read in conjunction with the applicable interim unaudited and annual audited consolidated financial statements and related notes thereto.

Quarterly Unaudited Financial Information
(In millions of Canadian dollars, except per share amounts)	Jun 30, 2006	Sep 30, 2006	Dec 31, 2006	Mar 31, 2007

Gross revenue	208.8	210.2	211.8	216.3
Net revenue	182.2	182.0	180.6	192.3
Net income	16.7	16.5	15.6	15.4
EPS - basic	0.37	0.36	0.35	0.34
EPS - diluted	0.36	0.36	0.34	0.33

	Jun 30, 2005	Sep 30, 2005	Dec 31, 2005	Mar 31, 2006

Gross revenue	150.2	146.1	180.6	185.3
Net revenue	127.7	125.9	151.9	163.1
Net income	13.1	12.8	8.0	11.4
EPS - basic	0.34	0.33	0.18	0.25
EPS - diluted	0.34	0.32	0.17	0.25
The quarterly earnings per share on a basic and diluted basis are not additive and may not equal the annual earnings per share reported. This is due to the effect of shares issued or repurchased during the year on the weighted average number of shares. Diluted earnings per share on a quarterly and annual basis are also affected by the change in the market price of our shares, since we do not include in dilution options whose exercise price is not in the money.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

The following table summarizes the impact of acquisitions, internal growth, and foreign exchange on our gross revenue for the following quarterly comparisons:

(In millions of Canadian dollars)	Q1 07 vs. Q1 06	Q4 06 vs. Q4 05	Q3 06 vs. Q3 05	Q2 06 vs. Q2 05

Increase (decrease) in gross revenue due to:
Acquisition growth	12.9	12.0	51.3	55.3
Net internal growth	16.8	21.4	16.3	8.5
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	1.3	(2.2)	(3.5)	(5.2)

Total increase in gross revenue	31.0	31.2	64.1	58.6

During Q2 06, our gross revenue grew by $58.6 million, or 39.1%, compared to Q2 05. Approximately $55.3 million of this increase was a result of the three acquisitions completed in the last half of 2005 and of the Carinci Burt Rogers Engineering, Inc., Dufresne-Henry, Inc., and ACEx Technologies, Inc. acquisitions completed in the first half of 2006. Net income increased by $3.6 million in Q2 06 compared to the same period in 2005, and basic earnings per share increased by $0.03 compared to the same period last year. Net income and earnings per share would have increased by $7.6 million and $0.10, respectively, had it not been for a $4.0 million positive adjustment made in Q2 05 related to management’s revised estimate of provision for doubtful accounts receivable. That revised estimate was based on improved information on historical loss experience that became available to us through the use of our enterprise management system.

During Q3 06, our gross revenue grew by $64.1 million, or 43.9%, compared to Q3 05. Approximately $51.3 million of this increase was a result of the three acquisitions completed in the last half of 2005 and of the Carinci Burt Rogers Engineering, Inc., Dufresne-Henry, Inc., and ACEx Technologies Inc. acquisitions completed in the first half of 2006. As we integrated the staff and project work from these acquisitions, net income increased by $3.7 million, or 27.9%, in Q3 06 compared to the same period in 2005, and basic earnings per share increased by $0.03 compared to the same period last year.

During Q4 06, our gross revenue increased by $31.2 million, or 17.3%, to $211.8 million compared to $180.6 million for the same period in 2005. Approximately $12.0 million of this increase resulted from acquisitions completed in 2005 and 2006 and internal growth of $21.4 million, offset by $2.2 million in foreign exchange due to the strengthening of the Canadian dollar during 2005 and 2006. Net income during Q4 06 was strong, increasing by $7.6 million, or 95.7%, from the same period in 2005. Basic earnings per share in Q4 06 increased by $0.17, or 94.4%, compared to the same period in Q4 05. These increases in net income and earnings per share were mainly due to the growth in gross revenue mentioned above as well as a quarterly gross margin of 58.3% compared to 53.5% for the same period last year. Due to the nature of our business model, which is based on diversifying our operations across geographic regions, practice areas, and all phases of the infrastructure and facilities project life cycle, there will continue to be fluctuations in our gross margin from period to period depending on the mix of projects during any quarter. In addition, our 2005 gross margin was lower since we integrated approximately 1,000 staff into our Company in Q4 05 from the Keith and Keen acquisitions, who were then required to learn new practices and processes and understand new systems. Such a learning curve results in decreased productivity until the learning is complete.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

LIQUIDITY AND CAPITAL RESOURCES
The following table represents summarized working capital information as at March 31, 2007, compared to December 31, 2006:

(In millions of Canadian dollars, except ratios)	Mar 31, 2007	Dec 31, 2006	% Change

Current assets	284.6	262.8	8.3%
Current liabilities	(130.8)	(155.7)	(16.0%)
Working capital	153.8	107.1	43.6%
Ratio of current assets to current liabilities	2.18	1.69	n/a
note: Working capital is calculated by subtracting current liabilities from current assets. The current ratio is calculated by dividing current assets by current liabilities.

Our cash flows from (used in) operating, investing, and financing activities for the first quarter of 2007 and 2006, as reflected in the Consolidated Statements of Cash Flows, are summarized in the following table:

	Quarter ended March 31
(In millions of Canadian dollars)	2007	2006	$ Change

Cash flows used in operating activities	(15.7)	(24.0)	8.3
Cash flows used in investing activities	(8.4)	(6.5)	(1.9)
Cash flows from (used in) financing activities	38.9	8.1	30.8

Our liquidity needs can be met through a variety of sources, including cash generated from operations, borrowings from our $160 million credit facility, and the issuance of common shares. Our primary use of funds is for paying operational expenses, completing acquisitions, and sustaining capital spending on property and equipment. We continue to manage according to the management guidelines established in our 2006 Annual Report of maintaining a debt to equity ratio of less than 0.5 to 1.

Working Capital

Our working capital (current assets less current liabilities) at the end of Q1 07 was $153.8 million compared to $107.1 million at December 31, 2006. Current assets increased by $21.8 million, and current liabilities decreased by $24.9 million during this period. The increase in current assets from December 31, 2006, was due to a $14.4 million increase in cash and cash equivalents as $39.3 million was accessed from our credit facility on March 28, 2007, to fund the Vollmer Associates LLP acquisition and was paid out on April 2, 2007. The decrease in current liabilities was due to the payment of annual employee bonuses during the quarter.

Cash Flows Used in Operating Activities

Our cash flows used in operating activities decreased by $8.3 million in Q1 07 compared to the same period in 2006. The quarter-over-quarter change was mainly due to an increase of $8.5 million in cash receipts from clients less cash paid to suppliers and employees. Our cash flow was positively affected by a decrease in our investment in costs and estimated earnings in excess of billings and in accounts receivable to 91 days in Q1 07 from 102 days in Q1 06 since we have now completed the integration of acquisitions made in the last half of 2005 (i.e., the Keen and Keith acquisitions). The above was offset by a $1.5 million increase in net income taxes paid in Q1 07 versus Q1 06.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

Cash Flows Used in Investing Activities

Our cash flows used in investing activities increased by $1.9 million in Q1 07 compared to the same period in 2006. In Q1 07 we increased our investments held for self-insured liabilities by $1.7 million compared to Q1 06. As a professional services organization, we are not capital intensive. Funds spent on capital are primarily for property and equipment, including such items as computer equipment and business information systems software, furniture, leasehold improvements, and other office and field equipment. Our property and equipment purchases increased to $6.1 million in Q1 07 from $5.6 million in Q1 06. Our Q1 07 purchases were within the expected range for 2007 to support ongoing operational activity and growth. During Q1 07, our purchases of property and equipment were financed by cash flows from operations.

Cash Flows From Financing Activities

Our cash flows from financing activities increased by $30.8 million in Q1 07 compared to the same period in 2006. During Q1 07, we repaid the revolving credit facility that was outstanding at December 31, 2006, and then used $41.6 million of the revolving credit facility in late March 2007, in part to fund the Vollmer Associates LLP acquisition. In Q1 06 we used $9.1 million of our revolving credit facility.

Shareholders’ Equity

Share options exercised during the first quarter of 2007 generated cash of $1.1 million compared to $1.2 million during the same period in 2006.

OTHER
Outstanding Share Data

As at March 31, 2007, there were 45,534,408 common shares and 1,377,058 share options outstanding. During the period of April 1, 2007, to April 27, 2007, no shares were repurchased under our normal course issuer bid; 10,200 share options were exercised; no share options were cancelled; and 2,428 common shares were released from restriction upon the vesting of restricted shares.

Contractual Obligations

As part of our continuing operations, we enter into long-term contractual arrangements from time to time. The following table summarizes the contractual obligations due on our long-term debt, other liabilities, and operating lease commitments as of March 31, 2007:

Contractual Obligations	Payments Due by Period
(In millions of Canadian dollars)
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Long-term debt	50.8	4.8	45.1	0.0	0.9
Interest on debt	6.3	2.7	3.6	0.0	0.0
Operating lease commitments	205.5	34.5	55.7	42.7	72.6
Other	7.9	1.8	3.7	0.0	2.4
Total Contractual Obligations	270.5	43.8	108.1	42.7	75.9

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

For further information regarding the nature and repayment terms of our long-term debt, refer to note 4 in our unaudited interim consolidated financial statements for the quarter ended March 31, 2007. Our operating lease commitments include obligations under office space rental agreements, and our other liabilities primarily include leasehold inducement benefits and provision for self-insurance.

Off-Balance Sheet Arrangements

In the normal course of business, we enter into letters of credit, including the guarantee of certain office rental obligations. We also provide indemnifications and in very limited circumstances, bonds, which are often standard contractual terms, to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing transactions. During the quarter ended March 31, 2007, there was no material change to our off-balance sheet arrangements as described in our 2006 Annual Report.

Market Risk

We are exposed to various market factors that can affect our performance with respect to currency and interest rates. For the first quarter of 2007, there was no significant change in our market risks from those described in our 2006 Annual Report.

Related Party Transactions

As was the case in 2006 (as described in our 2006 Annual Report), no related party transactions were made during Q1 07.

OUTLOOK
The outlook for the remainder of 2007 continues to be positive since we operate in a highly diverse infrastructure and facilities market within North America. Results may fluctuate from quarter to quarter depending on variables such as project mix, economic factors, and integration activities from acquisitions. For the first quarter of 2007, there have been no significant changes in our industry environment or market opportunities, and our expectations remain consistent with those described in the Outlook section of the Management’s Discussion and Analysis included in our 2006 Annual Report.

CRITICAL ACCOUNTING ESTIMATES, DEVELOPMENTS, AND MEASURES
The preparation of our financial statements in accordance with Canadian GAAP requires us to make various estimates and assumptions. However, future events may result in significant differences between estimates and actual results. This Management’s Discussion and Analysis includes reference to and uses measures and terms that are not specifically defined in the CICA Handbook and do not have any standardized meaning prescribed by GAAP. These non-GAAP measures may not be comparable to similar measures presented by other companies. For the quarter ended March 31, 2007, there has been no significant change in our critical accounting estimates or description of accounting measures from those included in our 2006 Annual Report.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

Accounting changes

For the quarter ended March 31, 2007, there has been no significant change in our accounting developments as described in our 2006 Annual Report except for the adoption of the CICA handbook Section 3855, “Financial Instruments—Recognition and Measurement”; Section 1530, “Comprehensive Income”; and Section 3251, “Equity.” These pronouncements further align Canadian GAAP with US GAAP and International Financial Reporting Standards and require the following:

•
Financial assets are classified as either loans or receivables, held to maturity, held for trading, or available for sale. Held-to-maturity classification is restricted to fixed maturity instruments that we intend and are able to hold to maturity, and these investments are accounted for at amortized cost. Held-for-trading instruments are recorded at fair value, with realized and unrealized gains and losses reported in net income. The remaining financial assets are classified as available for sale. These assets are recorded at fair value, with accumulated unrealized gains and losses reported in a new category of the consolidated balance sheets under shareholders’ equity called “Accumulated Other Comprehensive Income” until the financial asset is disposed, at which time the realized gains or losses are recognized in net income. Changes in fair value from reporting period to reporting period are recorded in “Other Comprehensive Income.”

•
Financial liabilities are classified as either held for trading or other. Held-for-trading instruments are recorded at fair value, with realized and unrealized gains and losses reported in net income. Other instruments are accounted for at amortized cost, with related gains and losses reported in net income.

•	Derivatives are classified as held for trading unless designated as hedging instruments. All derivatives are recorded at fair value on the consolidated balance sheets.

As a result of adopting these standards, we classified our financial instruments as follows:

•	Cash and cash equivalents and restricted cash are classified as financial assets held for trading.
•	Accounts receivable net of allowance for doubtful accounts are classified as receivables.
•	Investments held for self-insured liabilities are classified as financial assets available for sale.
•	Bank indebtedness, accounts payable and accrued liabilities, and long-term debt are classified as other financial liabilities.
•	Foreign currency exchange contracts are derivatives that are classified as held for trading. Our foreign currency forward contracts are not accounted for as hedges.

In accordance with the provisions of these new standards, accumulated other comprehensive income is included on our consolidated balance sheets as a separate component of shareholders’ equity. Accumulated other comprehensive income includes, on a net of tax basis, net unrealized gains and losses on available-for-sale financial assets and unrealized foreign currency translation gains and losses on self-sustaining foreign operations. On January 1, 2007, in accordance with transitional provisions, unrealized foreign currency translation gains and losses on self-sustaining foreign operations were reclassified from the cumulative translation account to accumulated other comprehensive income.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

The impact of recording our investments held for self-insured liabilities at fair value on January 1, 2007, in accordance with transitional provisions was to increase other assets by approximately $493,000, increase opening accumulated other comprehensive income by approximately $481,000 (after-tax), and increase future income tax liabilities by $12,000. Accumulated other comprehensive income also decreased by the $24.8 million balance previously reported in our cumulative translation account. These transition adjustments did not affect net income or basic or diluted earnings per share. Prior period consolidated financial statements have not been restated.

CONTROLS AND PROCEDURES

There were no changes in our internal control over financial reporting during the quarter ended March 31, 2007, that materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

RISK FACTORS

For the quarter ended March 31, 2007, there was no significant change in our risk factors from those described in our 2006 Annual Report.

SUBSEQUENT ACQUISITION

On April 2, 2007, we acquired the business of Vollmer Associates LLP for cash consideration of US$31.0 million and promissory notes of US$10.0 million. This acquisition complements our US East operations, nearly doubling our footprint by adding approximately 600 staff; establishes a major presence in New York City; and strengthens our services in the transportation sector.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

Shareholder Information
Transfer Agent
Computershare Trust Company of Canada
Calgary, Alberta

Auditors
Ernst & Young LLP
Chartered Accountants
Edmonton, Alberta

Principal Bank
Canadian Imperial Bank of
Commerce

Securities Exchange Listing
Stantec shares are traded
on the Toronto Stock Exchange
under the symbol STN and on
the New York Stock Exchange
under the symbol SXC.

Investor Relations
Stantec Inc.
10160 - 112 Street
Edmonton AB
Canada T5K 2L6
Tel: (780) 917-7000
Fax: (780) 917-7330
ir@stantec.com

10160 - 112 Street
Edmonton AB
Canada
T5K 2L6
ir@stantec.com